1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


02056922

FORM 6-K


SEC MAIL
RECEIVED
SEP 05 2002
WASH. D.C.
164
SECTION

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated September 2, 2002

For the month of August 2002

United Microelectronics Corporation
(Translation of Registrant's Name into English)

No. 3 Li Hsin Road II
Science-Based Industrial Park
Hsinchu, Taiwan, R.O.C.
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ___V___ Form 40-F ________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ________ No ___V___

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Commission on January 2, 2002, as amended (File No.333-14256).



Editorial Contacts:

UMC
KJ Communications
Eileen Elam
(650) 917-1488
kjcome@cs.com

Gennum
David Lynch
VP & GM Video Products
905-632-2999 x3330
david_l@gennum.com

In Taiwan:
UMC
Alex Hinnawi
(886) 2-2700-6999 ext. 6958
alex_hinnawi@umc.com

For Immediate Release

Gennum and UMC Produce Industry's First Single Chip Serializer and Deserializer to support HD-SDI, SD-SDI and DVB-ASI

Companies achieve first silicon success for GS1532 and GS1560 on 0.18 micron process

Hsinchu, Taiwan, and Burlington, Ontario, August 1, 2002 — Gennum Corporation and UMC (NYSE: UMC), a world leading semiconductor foundry, today announced that they have achieved first pass silicon success for Gennum's GS1532 serializer and GS1560 deserializer and have moved into production with the devices for the video market. Based on UMC's 0.18um process technology, these devices are the industry's first single chip serializer and deserializer solutions to support high-definition (HD-SDI), standard-definition (SD-SDI) and compressed (DVB-ASI) digital video.

"At Gennum, we have made extensive use of UMC's Silicon Shuttle prototyping program for projects in all three of our markets and are now proceeding with production tape-outs. We have been extremely pleased with the quality of the UMC processes and the level of technical support provided," said David Lynch VP & GM Video Products for Gennum."

The GS1532 serializer and GS1560 deserializer are used to transmit and receive HD-SDI, SD-SDI and DVB-ASI digital video within and between professional video equipment. The send and receive pair dissipates remarkably little power and has a high level of integration. Both parts have excellent analog performance while integrating a cable driver and a host of digital processing features that include the insertion, detection and error correction of SMPTE control packets.

Dr. C.T. Lee, vice president of corporate marketing at UMC, said, "Gennum has created a first-of-its-kind product with the GS1532 and the GS1560. This achievement is a demonstration of UMC's commitment to providing its customers with market-driven technology and services in all IC sectors. We are delighted that our alignment with the company has resulted in the successful first-silicon pass and we look forward to taking part in the development of the company's future innovative products."

About Gennum

Gennum Corporation is a Canadian high technology company that designs, manufactures and markets silicon integrated circuits, modules and thin film hybrid microcircuit components for a variety of applications in three target markets: video products, hearing instrument products and data communications.

About UMC

UMC (NYSE: UMC, TSE: 2303) is a world-leading semiconductor foundry that manufactures advanced process ICs for applications spanning every major sector of the semiconductor industry. UMC delivers the cutting-edge foundry technologies that enable sophisticated system-on-chip (SOC) designs, including 0.13-micron copper/low k, embedded DRAM, and mixed signal/RFCMOS. In addition, UMC is a leader in 300mm manufacturing with three strategically located 300mm fabs to serve our global customer base: Fab 12A in Taiwan, UMCi in Singapore (pilot production in Q2, 2003), and AU Pte. Ltd., a joint venture facility with AMD that is also located in Singapore (production in 2005). UMC employs over 8,500 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at http://www.umc.com.

###

United Microelectronics Corporation
August 7, 2002

Subject: Announcement on the acquisition UMC Capital Corporation stock

Regulation: Taiwan Stock Exchange Corporation Operation Procedures for Press Conference Regarding Material Information of Listed Companies Article 2-20

Content:

1) Name of the security: UMC Capital Corporation
2) Transaction date: August 7, 2002
3) Transaction quantity:20,000,000 shares; Unit price: USD1.00; Total amount: USD 20,000,000
4) Name of the counter-party and relationship with the Company: UMC Capital Corporation ; Investee company
5) Gain (or loss) on the transaction: none
6) Payment method：USD 20,000,000 cash settlement in one installment
7) Transaction method: secondary offering
8) Price appraisal: According to the price of the secondary offering
9) Accumulated (including this transaction) quantity:30,000,000 shares; book value: NTD 1,014,167,474; percentage hold:100.00%
10) Total asset ratio: 18.99%; stockholder's equity ratio:26.34%; operating capital (current quarter): NTD53,485,990,000
11) Purpose of acquisition or disposal: long-term investment
12) Other disclosure: None

United Microelectronics Corporation

August 10, 2002

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of July 2002

1) Sales volume (NT$ Thousand)

Period	***Items***	***2002***	***2001***	***Changes***	***%***
July	*Invoice amount*	6,850,341	4,036,956	2,813,385	69.69%
Jan –July	*Invoice amount*	40,787,367	44,194,904	-3,407,537	-7.71%
July	*Net sales*	6,724,827	3,872,540	2,852,287	73.65%
Jan –July	*Net sales*	37,464,155	42,468,780	-5,004,625	-11.78%

2) Funds lent to other parties (NT$ Thousand)

	Limit of lending	***July***	***Bal. as of period end***
UMC	26,671,391	0	0
UMC's subsidiaries	2,019,674	9,950	1,884,369

3) Endorsements and guarantees (NT$ Thousand)

	Limit of endorsements	***July***	***Bal. as of period end***
UMC	53,342,782	0	0
UMC's subsidiaries	31,679	97	17,016
UMC endorses for subsidiaries		0	0
UMC's subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC's subsidiaries endorse for PRC companies		0	0

4) Financial derivatives transactions

a-1 Hedging purpose (for assets/liabilities denominated in foreign currencies)

Underlying assets / liabilities	N/A
Financial instruments	
Realized profit (loss)	

a-2 Hedging purpose (for the position of floating rate liabilities)

Underlying assets / liabilities	N/A
Financial instruments	
Realized profit (loss)	

b Trading purpose : None

Contacts:

Chitung Liu / Ite Pan
UMC, Investor Relations
(886) 2-2700-6999 ext. 6957
Chitung_Liu@umc.com
Ite_Pan@umc.com

Luca Biondolillo / Susan Borinelli
Breakstone & Ruth
(646) 536-7012/ 18
Lbiondolillo@breakstoneruth.com
Sborinelli@breakstoneruth.com

UMC Announces Stock Option Plan and Share Buy-Back Program

Taipei, Taiwan, R.O.C. – August 12, 2002, - United Microelectronics Corporation (TAIEX: 2303, NYSE: UMC), held a meeting of the Board of Directors and Supervisors, at which the Board passed a resolution to institute a stock option plan for its employees. In addition, the Board passed a resolution to buy-back 20.693 million shares from the open market. This is the fifth stock buy-back program announced by the company. The details for the option program and share buy-back are as follows:

A. Stock Options Plan

1. The company will issue stock options within one year of the approval by the relevant authorities, and the Chairman will determine the issue. The options may be issued a single time or incrementally during this period.
2. The stock option plan applies to employees of UMC and its domestic and overseas affiliate companies. The number of options issued to an employee will be determined by a number of factors, including seniority, rank, and job performance.
3. The total number of options to be issued is 1,000,000,000 (one billion).,
4. Each option certificate is equivalent to one UMC common share.
5. The settlement upon the exercise of share options will be made through the issue of new shares.
6. The strike price for the shares is the market price at the time of issue and the vesting period for employee options is 6 years. Employees may exercise up to 50% of the options after two years, up to 75% after three years and up to 100% after 4 years.

B. The fifth share buy-back program

1. Purpose of the share buy back: Bond conversion
2. Expected dates of buy back: Between August 12, 2002 and October 11, 2002.
3. Number of shares: 20,693,000 shares
4. Target price range for buyback: NT$21 to NT$54. If the price falls below the lowest range, the company is still authorized to purchase the shares.
5. The shares will be purchased from the open market.
6. The number of shares to be bought back is 0.16% of the total outstanding shares of the company.

7. The company currently holds 215,574,000 shares of its stock from the previous four stock buyback programs.

About UMC

UMC (NYSE: UMC, TSE: 2303) is a world-leading semiconductor foundry that manufactures advanced process ICs for applications spanning every major sector of the semiconductor industry. UMC delivers the cutting-edge foundry technologies that enable sophisticated system-on-chip (SOC) designs, including 0.13um copper/low k, embedded DRAM, and mixed signal/RFCMOS. In addition, UMC is a leader in 300mm manufacturing with three strategically located 300mm fabs to serve our global customer base: Fab 12A in Taiwan, UMCi in Singapore (pilot production Q2 2003), and AU Pte. Ltd., a joint venture facility with AMD that is also located in Singapore (production in 2005). UMC employs over 8,500 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at http://www.umc.com.

United Microelectronics Corporation

For the month of July, 2002

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation ("UMC") (NYSE : UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of July, 2002

1) The trading of directors, supervisors, executive officers and 10% shareholders

Title	*Name*	*Number of shares held when elected (for Directors, Supervisors and Executive Officers) or as July 30, 2001*	*Number of shares held as of June 30, 2002*	*Number of shares held as of July 31, 2002*	*Changes*
N/a	N/a				

2) The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders : None

3) The acquisition assets (NT$ Thousand)

Description of assets	*July*	*Jan –July*
Semiconductor Manufacturing Equipment	6,471,048	17,453,033
Fixed assets	29,676	80,959

4) The disposition of assets (NT$ Thousand)

Description of assets	*July*	*Jan –July*
Semiconductor Manufacturing Equipment	0	54,150
Fixed assets	0	28,772

United Microelectronics Corporation
August 16, 2002

Subject: Announcement on the acquisition of United Microdisplay Optotronics Corp. stock

Regulation: Taiwan Stock Exchange Corporation Operation Procedures for Press Conference Regarding Material Information of Listed Companies Article 2-20

Content:

1) Name of the security: United Microdisplay Optotronics Corp.
2) Transaction date: August 16, 2002
3) Transaction quantity: 49,999,000 shares (including 22,500,000 technology shares); Unit price: NTD10; Total amount: NTD 499,990,000
4) Name of the counter-party and relationship with the Company: United Microdisplay Optotronics Corp. ; Investee company under equity method
5) Gain (or loss) on the transaction: none
6) Payment method：NTD274,990,000 cash settlement in one installment
7) Transaction method: participate in new shares issuance
8) Price appraisal: according to the price of the new shares issuance
9) Accumulated (including this transaction) quantity: 49,999,000 shares; book value: NTD 499,990,000; percentage hold: 99.99%
10) Total asset ratio: 18.33%; stockholder's equity ratio: 25.95%; operating capital (current quarter): NTD 64,454,783,000
11) Purpose of acquisition or disposal: long-term investment
12) Other disclosure: None

For Immediate Release (August 19, 2002)

For more information, please contact:

UMC
KJ Communications
Eileen Elam
650-917-1488
kjcome@cs.com

Cadence Design Systems, Inc.
Judy Erkanat
408-894-2302
jerkanat@cadence.com

In Taiwan:
UMC
Alex Hinnawi
(886) 2-2700-6999 ext. 6958
alex_hinnawi@umc.com

CADENCE AND UMC PARTNER TO ENHANCE NANOMETER DESIGN FOR MANUFACTURABILITY

Cadence Assura Rule Decks Available for Download on UMC's "My UMC" Web Site

Taiwan and San Jose, Calif., — August 19, 2002 — Cadence Design Systems, Inc. (NYSE: CDN) the world's leading supplier of electronic design products and services, and UMC (NYSE: UMC), a world leading pure-play foundry, today unveiled a joint initiative to help customers facilitate the smooth transition to fabrication through physical design verification using Cadence's most advanced technology for nanometer designs. Under this initiative, Cadence® Assura™ physical verification solution DRC decks for 0.25-, 0.18- and 0.13-micron CMOS logic technologies are now available for download free-of-charge on UMC's "My UMC" customer website. Easy access to high-quality, foundry-level, silicon-proven rule decks, saves customers' time and resources, thus enabling customers to remain focused on their nanometer chip designs.

"At Cadence we believe customer success is central to our core values," said Charlie Huang, vice president of marketing for Cadence IC Solutions. "This initiative will go a long way toward helping our customers handle Design for Manufacture (DFM)

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bottlenecks and enhance time-to-market for their products, especially those with digital, mixed-signal and RF nanometer designs. Another significant highlight of this initiative is that it demonstrates the growing acceptance of Assura as a signoff tool among designers, as well as foundries."

"Our agreement with Cadence to post the Assura rule decks on UMC's web site will enable our customers to leverage more effectively UMC's foundry services. As a pure-play foundry, UMC is committed to integrating with our customers' design chains, in order to provide a seamless transition from design to manufacturing," said Tai Sheng Feng, vice president, Design Support Division, United Microelectronics. "With one set of verification rules, our customers will have more confidence in the ultimate realization of their designs, without costly re-spins or iterations."

About UMC

UMC (NYSE: UMC, TSE: 2303) is a world-leading semiconductor foundry that manufactures advanced process ICs for applications spanning every major sector of the semiconductor industry. UMC delivers the cutting-edge foundry technologies that enable sophisticated system-on-chip (SOC) designs, including 0.13um copper/low k, embedded DRAM, and mixed signal/RFCMOS. In addition, UMC is a leader in 300mm manufacturing with three strategically located 300mm fabs to serve our global customer base: Fab 12A in Taiwan, UMCi in Singapore (pilot production Q2 2003), and AU Pte. Ltd., a joint venture facility with AMD that is also located in Singapore (production in 2005). UMC employs over 8,500 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at http://www.umc.com.

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About Cadence

Cadence is the largest supplier of electronic design technologies, methodology services, and design services. Cadence solutions are used to accelerate and manage the design of semiconductors, computer systems, networking and telecommunications equipment, consumer electronics, and a variety of other electronics-based products. IEEE, the world's largest technical professional society, honored Cadence with its 2002 Corporate Innovation Recognition award. With approximately 5,500 employees and 2001 revenues of approximately $1.4 billion, Cadence has sales offices, design centers, and research facilities around the world. The company is headquartered in San Jose, Calif., and traded on the New York Stock Exchange under the symbol CDN. More information about the company, its products and services is available at www.cadence.com.

--end--



Editorial Contacts:

UMC
KJ Communications
Eileen Elam
(650) 917-1488
kjcome@cs.com

In Taiwan:
UMC
Alex Hinnawi
(886) 2-2700-6999 ext. 6958
alex_hinnawi@umc.com

RSC
Jerry Risto
(805) 373-4538
gristo@rwsc.com

Paula Ross
(805) 373-4558
pross@rwsc.com

ROCKWELL SCIENTIFIC AND UMC DEVELOP ULTRA LARGE CMOS READOUT IC FOR INFRARED ASTRONOMY APPLICATIONS

THOUSAND OAKS, Calif., and HSINCHU TAIWAN, AUGUST 22, 2002 – Rockwell Scientific Company LLC (RSC) and UMC (NYSE: UMC) today announced the successful development of the HAWAII-2RG, a readout integrated circuit (ROIC) designed by RSC and fabricated by UMC based on its cutting edge mixed-mode CMOS process and precision stitching technique. The project was funded by the NASA Ames Research Center through a contract with the University of Hawaii.

The 40 mm x 40 mm chip is being used with infrared detectors developed by RSC to produce astronomy focal plane arrays (FPAs) with a base resolution of 4.2 million pixels and mosaic resolution of 16.8 million pixels. Applications that will utilize the infrared imaging sensor include several of the world's largest ground-based telescopes; the arrays are also one of the candidates for NASA's Next Generation Space Telescope (NGST).

RSC produces the FPA by bonding the HAWAII-2RG readout to a matching 2048 by 2048 infrared detector array fabricated in Mercury Cadmium Telluride (HgCdTe). The result is one of the world's largest and highest performance infrared sensors, with 60 percent larger area than 35 mm film.

"UMC did a fantastic job of fabricating the HAWAII-2RG, which is one of the largest single chips ever produced with high yield. More impressively, the device worked successfully upon its first silicon pass. We are committed to further efforts with UMC as the foundry continues to enable the evolution of our large imaging sensors that require many millions of pixels for ground- and space-based astronomy," commented Kadri Vural, vice president of the imaging division at Rockwell Scientific. RSC already has several orders for the Hawaii-2RG sensors from the world's most advanced ground-based observatories.

NASA is also seeking a way to produce infrared sensor mosaics for its Next Generation Space Telescope (NGST). The NGST, the successor to the Hubble Space Telescope, is planned for launch in 2010. The project will orbit a six-meter class telescope at the Lagrangian L-2 point, far beyond the moon's orbit. If selected for flight, sets of four HAWAII-2RG infrared FPAs would be closely butted to make 4096 x 4096 mosaics for NGST, the most advanced infrared mosaics ever made.

Because state-of-the-art CMOS wafer foundries can only fabricate ICs that are about a quarter of the area of the HAWAII-2RG, UMC's engineers "stitch" the large CMOS readout using a series of exposures, each of which captures a section of the entire readout. The result is a 40 mm x 40 mm die with an ultra-precise alignment of the sub-micron electrical lines between adjacent sections to seamlessly transmit signals across the many stitching boundaries.

While large CCDs and CMOS ICs have been made using less sophisticated forms of photolithographic stitching, UMC used its deep submicron expertise and tools to achieve alignment accuracy better than 0.1 micron with unprecedented production yield. Scanning electron microscopy confirmed the astoundingly accurate and precise alignment achieved by UMC. Each 200 mm silicon wafer holds only twelve of the very large ICs.

"UMC is committed to expanding its foundry business with emerging products such as CMOS-based imaging sensors with innovators such as RSC. In fact, we have already engaged with RSC on technical developments for its potential involvement in the Next Generation Space Telescope, and CMOS sensors for HDTV cameras," said Fu Tai Liou, chief officer of worldwide marketing and sales at UMC.

About Rockwell Scientific
Rockwell Scientific is an independent, privately owned high technology enterprise with unique technical strengths in electronics, imaging, optics, materials, and information science. Its range of activities includes contract research and development services for the U.S. government and private sector companies, as well as commercialization of select technologies through licensing and the manufacturing and sale of high value products closely related to its R&D efforts. Additional information can be obtained at www.rockwellscientific.com.

About UMC

UMC (NYSE: UMC, TSE: 2303) is a world-leading semiconductor foundry that manufactures advanced process ICs for applications spanning every major sector of the semiconductor industry. UMC delivers the cutting-edge foundry technologies that enable sophisticated system-on-chip (SOC) designs, including 0.13um copper/low k, embedded DRAM, and mixed signal/RFCMOS. In addition, UMC is a leader in 300mm manufacturing with three strategically located 300mm fabs to serve our global customer base: Fab 12A in Taiwan, UMCi in Singapore (pilot production Q2 2003), and AU Pte. Ltd., a joint venture facility with AMD that is also located in Singapore (production in 2005). UMC employs over 8,500 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at http://www.umc.com.

-END-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 9/2/2002 By [signature]

Stan Hung

Chief Financial Officer